                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                           Golf Trust of America, Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   38168B103
                                   ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 23, 2006
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 21 Pages)

----------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 2 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JAN H. LOEB
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  806,100
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   38,000
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              806,100
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              38,000
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    844,100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 3 of 21 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NAUMAN S. TOOR
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   -0-
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              -0-
              ------------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    -0-
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 4 of 21 Pages
----------------------                                    ----------------------

         The following  constitutes  Amendment No. 1 ("Amendment  No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

         Item 2 is hereby amended and restated to read as follows:

Item 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by Jan H. Loeb and Nauman S. Toor.  Each of the  foregoing is referred to as a "Reporting  Person" and  collectively  as the
"Reporting  Persons."  Each of the  Reporting  Persons is party to that  certain
Joint  Filing  and  Solicitation  Agreement  as  further  described  in  Item 6.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

         (b) The  principal  business  address  of Mr.  Loeb is  10451  Mill Run
Circle, Owings Mills, Maryland 21117.

         The  principal  business  address  of Mr.  Toor is 11100  Santa  Monica
Boulevard, 10th Floor, Los Angeles, California 90025.

         (c) The  principal  occupation  of Mr.  Loeb is serving as a  portfolio manager for Amtrust Financial Group.

         The principal  occupation of Mr. Toor is serving as a Managing Director of Jefferies & Company, Inc.

         (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No Reporting Person has, during the last five years,  been party to
a  civil  proceeding  of  a  judicial  or   administrative   body  of  competent
jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Messrs. Loeb and Toor are citizens of the United States of America.

         The first paragraph of Item 3 is hereby amended and restated to read as follows:

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock reported as  beneficially  owned by Mr. Loeb were purchased with Mr. Loeb's  personal funds and funds of an account for which
Mr. Loeb serves as trustee in the aggregate amount of approximately $1,192,050.

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 5 of 21 Pages
----------------------                                    ----------------------

         Item 4 is hereby amended to add the following:

                  On August 23, 2006,  Mr. Loeb delivered a letter to the Issuer nominating  Mr. Toor and Mr.  Loeb,  as set forth  therein,  for election to the
Issuer's Board of Directors (the "Board") at the Issuer's 2006 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual
Meeting") in order to preserve the right to seek  representation on the Board. A copy of this letter is attached as an exhibit hereto and is incorporated  herein by reference. Mr. Loeb is currently in discussions with management of the Issuer concerning  Board  representation  and is hopeful  that a mutually  satisfactory resolution on Board representation will be reached with the Issuer.

         Item 5(a)-(c) is hereby amended and restated to read as follows:

                  (a)  The  aggregate  percentage  of  shares  of  Common  Stock reported  owned by each  person  named  herein is based  upon  7,317,163  Shares outstanding,  which is the total number of shares of Common Stock outstanding as reported  in the  Issuer's  Quarterly  Report on Form  10-Q,  as filed  with the
Securities and Exchange Commission on August 21, 2006.

                  As of the close of  business  on August  28,  2006,  Mr.  Loeb beneficially owned 844,100(1) shares of Common Stock, constituting approximately
11.5% of the Common Stock outstanding.

                  Mr.  Toor does not  currently  beneficially  own any shares of
Common Stock of the Issuer.

                  (b) Mr.  Loeb has  sole  voting  and  dispositive  power  with respect to 806,100 Shares,  and shared voting and dispositive power with respect to 38,000 Shares.

                  (c) Schedule A annexed  hereto lists all  transactions  in the
Shares  by the  Reporting  Persons  during  the  past  sixty  days.  All of such transactions were effected in the open market.

         Item 6 is hereby amended to add the following:

                  On August 29, 2006, the Reporting Persons entered into a Joint
Filing and Solicitation  Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of  statements  on Schedule
13D with  respect to the  securities  of the Issuer,  (b) the parties  agreed to solicit  proxies or written  consents for the election of the  Nominees,  or any other person(s) nominated by Mr. Loeb, to the Issuer's Board of Directors at the
Annual  Meeting  (the  "Solicitation"),  and (c) Mr.  Loeb  agreed  to bear  all
expenses  incurred  in  connection  with  the  Reporting  Persons'   activities,
including  approved  expenses  incurred by any of the parties in connection with the Solicitation, subject to certain limitations. A copy of the Joint Filing and
Solicitation  Agreement  is  attached as an exhibit  hereto and is  incorporated herein by reference.

---------------------
(1) Includes  18,000 shares of Common Stock held by Steinberg  Family Trust,  of which Mr.  Loeb is a  Trustee,  and  20,000  shares of Common  Stock held by Mr.
Loeb's  children,  all of which Mr. Loeb may be deemed to beneficially  own. Mr.
Loeb expressly disclaims beneficial ownership of all such shares of Common Stock except to the extent of his pecuniary interest therein.

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 6 of 21 Pages
----------------------                                    ----------------------

                  Item 7 is hereby amended to add the following exhibits:

                  1. Letter from Jan Loeb to Golf Trust of America,  Inc., dated
                     August 23, 2006, nominating directors.

                  2. Joint Filing and Solicitation  Agreement by and between Mr.
                     Loeb and Mr. Toor, dated August 29, 2006.

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 7 of 21 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 29, 2006

                                                /s/ Jan H. Loeb
                                                --------------------------------
                                                JAN H. LOEB

                                                /s/ Nauman S. Toor
                                                --------------------------------
                                                NAUMAN S. TOOR

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 8 of 21 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

         Exhibit                                                          Page
         -------                                                          ----

1.       Joint Filing and Solicitation Agreement by and between           10-12
         Jan Loeb and Nauman S. Toor, dated August 29, 2006.

2.       Letter from Jan Loeb to Golf Trust of America, Inc.              13-21
         dated August 23, 2006, nominating directors.

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 9 of 21 Pages
----------------------                                    ----------------------

SCHEDULE A
----------

 TRANSACTIONS IN THE SHARES OF COMMON STOCK DURING THE PAST 60 DAYS

Shares of Common Stock              Price Per                      Date of
  Purchased / (Sold)                 Share($)                  Purchase / (Sale)
  ------------------                 --------                  -----------------

                                    JAN LOEB
                                    --------

        5,500                        0.5000                        8/24/06

                                 NAUMAN S. TOOR
                                 --------------
                                      NONE

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 10 of 21 Pages
----------------------                                    ----------------------

                     JOINT FILING AND SOLICITATION AGREEMENT

         WHEREAS,  certain  of  the  undersigned  are  shareholders,  direct  or beneficial, of Golf Trust of America, Inc., a Maryland corporation ("GTA");

         WHEREAS,  Jan Loeb and  Nauman  S.  Toor  wish to form a group  for the purpose of voting in favor of and  soliciting  proxies or  written  consents  in favor of the election of Mr. Loeb and Mr. Toor, or any other person(s) nominated by Mr. Loeb (the "Nominees"),  as directors of GTA at the 2006 annual meeting of shareholders of GTA, or any other meeting of shareholders  held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the
"Annual  Meeting")  and  taking  all  other  action  necessary  to  achieve  the foregoing;

NOW, IT IS AGREED, this 29th day of August 2006 by the parties hereto:

         1.   In  accordance  with Rule  13d-1(k)(1)(iii)  under the  Securities
              Exchange  Act  of  1934,  as  amended,  each  of  the  undersigned
              (collectively,  the "Group")  agrees to the joint filing on behalf of each of them of  statements on Schedule 13D with respect to the
              securities  of  GTA  to  the  extent  required  under   applicable
              securities laws. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein.

         2.   So long as this  Agreement is in effect,  each of the  undersigned shall provide written notice to Olshan Grundman Frome Rosenzweig &
              Wolosky LLP  ("Olshan") of (i) any of their  purchases or sales of securities  of GTA or (ii) any  securities  of GTA over which they acquire or dispose of beneficial ownership.  Notice shall be given no later than 24 hours after each such transaction.

         3.   Each of the  undersigned  agrees to form the Group for the purpose of voting in favor of and soliciting  proxies or written  consents in favor of the election of the Nominees at the Annual Meeting and taking all other action necessary to achieve the foregoing.

         4.   Jan Loeb agrees to bear all expenses  incurred in connection  with the Group's activities,  including expenses incurred by any of the parties in a  solicitation  of proxies or written  consents by the members  of the  Group  in  connection  with the  Annual  Meeting.
              Notwithstanding  the foregoing,  Mr. Loeb shall not be required to reimburse Mr. Toor for (i) out-of-pocket  expenses incurred by Mr.
              Toor in the  aggregate in excess of $250 without Mr.  Loeb's prior written approval;  (ii) the value of the time of any party;  (iii)
              legal fees incurred without Mr. Loeb's prior written approval;  or
              (iv) the costs of any  counsel,  other than  Olshan,  employed  in connection with any pending or threatened  litigation  without Mr.
              Loeb's prior written approval.

         5.   The  relationship  of the  parties  hereto  shall  be  limited  to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for  the  sole  and  limited  purpose  of  carrying  on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party,  or to create  a  joint  venture  or  partnership,  or to  constitute  an

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 11 of 21 Pages
----------------------                                    ----------------------

              indemnification.  Nothing  herein shall restrict any party's right to purchase or sell securities of GTA, as he/it deems appropriate, in his/its sole discretion,  provided that all such sales are made in compliance with all applicable securities laws.

         6.   This  Agreement  may be  executed in  counterparts,  each of which shall be deemed an  original  and all of  which,  taken  together, shall  constitute  but one and the same  instrument,  which may be sufficiently evidenced by one counterpart.

         7.   In the event of any dispute  arising out of the provisions of this
              Agreement,  the parties hereto consent and submit to the exclusive jurisdiction  of the Federal and State  Courts in the State of New
              York.

         8.   Any party  hereto may  terminate  his/its  obligations  under this
              Agreement  at any time on 24 hours  written  notice  to all  other parties,  with a copy by fax to Steven Wolosky at Olshan,  Fax No.
              (212) 451-2222.

         9.   Each party  acknowledges that Olshan shall act as counsel for both the Group and Mr. Loeb.

                            [Signature page follows]

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 12 of 21 Pages
----------------------                                    ----------------------

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                          /s/ Jan Loeb
                                          ------------------------
                                          JAN LOEB

                                          /s/ Nauman S. Toor
                                          ------------------------
                                          NAUMAN S. TOOR

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 13 of 21 Pages
----------------------                                    ----------------------

                                   JAN H. LOEB
                              10451 MILL RUN CIRCLE
                             OWINGS MILLS, MD 21117

                                                                 August 23, 2006

VIA PERSONAL DELIVERY

Golf Trust of America, Inc.
10 North Adger's Wharf
Charleston, SC  29401
Attn: Corporate Secretary

         Re:      NOTICE OF  INTENTION TO NOMINATE  INDIVIDUALS  FOR ELECTION AS
                  DIRECTORS AT THE 2006 ANNUAL MEETING OF  STOCKHOLDERS  OF GOLF
                  TRUST OF AMERICA, INC.

Dear Sir:

         This letter shall serve to satisfy the advance notice requirements of
Article III, Section 2(e) of the Fifth Amended and Restated Bylaws (the
"Bylaws") of Golf Trust of America, Inc. ("GTA") as to the nomination by Jan H.
Loeb of two (2) nominees for election to the Board of Directors of GTA (the "GTA
Board") at the 2006 annual meeting of stockholders of GTA scheduled to be held on November 17, 2006, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the
"Annual Meeting").

         This letter and the Exhibits attached hereto are collectively referred to as the "Notice." Mr. Loeb is the beneficial owner of 838,600 shares of common stock (the "Common Stock"), of GTA, 1,000 shares of which are held of record by
Mr. Loeb. Through this Notice, Mr. Loeb hereby nominates and notifies you of his intent to nominate Jan Loeb and Nauman S. Toor as nominees (the "Nominees") to be elected to the GTA Board at the Annual Meeting. Mr. Loeb believes that the terms of two (2) directors currently serving on the GTA Board expire at the
Annual Meeting. To the extent there are in excess of two (2) vacancies on the
GTA Board to be filled by election at the Annual Meeting or GTA increases the size of the GTA Board above its existing size, Mr. Loeb reserves the right to nominate additional nominees to be elected to the GTA Board at the Annual
Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Mr. Loeb that any attempt to increase the size of the current GTA Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of GTA's corporate machinery. If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s)
selected by Mr. Loeb.

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 14 of 21 Pages
----------------------                                    ----------------------

         The information concerning Mr. Loeb and the Nominees required by
Article III, Section 2(e) of the GTA Bylaws is set forth below:

         (i)   NAME AND ADDRESS OF THE STOCKHOLDER GIVING THE NOTICE, AS
               BELIEVED TO APPEAR ON GTA'S BOOKS:

               Name                         Address
               ----                         -------

               JAN H. LOEB                  10451 MILL RUN CIRCLE
                                            OWINGS MILLS, MD 21117

         (ii)  CLASS AND NUMBER OF SHARES OF GTA THAT ARE OWNED BENEFICIALLY AND
               OF RECORD BY THE STOCKHOLDER GIVING THE NOTICE:
               Name             Beneficial Ownership      Shares of Record
               ----             --------------------      ----------------
               Jan H. Loeb      838,600 shares of         1,000 shares of Common
                                Common Stock(1)           Stock

         (iii) INFORMATION RELATING TO THE NOMINEES THAT IS REQUIRED TO BE
               DISCLOSED IN SOLICITATIONS OF PROXIES FOR ELECTION OF THE
               NOMINEES AS DIRECTORS PURSUANT TO REGULATION 14A UNDER THE
               SECURITIES EXCHANGE ACT OF 1934, AS AMENDED:

               JAN H. LOEB (AGE 47) currently serves as a portfolio manager for
               Amtrust Financial Group. In 2004, Mr. Loeb was a portfolio manager for Chesapeake Partners. From 2001 through 2003, he was a
               Managing Director of Jefferies & Company, Inc., a New York based investment firm. From 1994 to 2001 Mr. Loeb was a Managing
               Director of Dresdner Kleinwort Wasserstein, Inc. (formerly known as Wasserstein Perella & Co., Inc.), a New York based investment banking firm. He has served as a director of American Pacific
               Corporation, a chemical and aerospace company, since January
               1997. The business address of Mr. Loeb is 10451 Mill Run Circle,
               Owings Mills, Maryland 21117. Mr. Loeb beneficially owns 800,600 shares of Common Stock. See Exhibit B for all transactions in securities of GTA by Mr. Loeb during the past 2 years.

               NAUMAN S. TOOR (AGE 37) has served as a Managing Director of
               Jefferies & Company, Inc., a New York based investment firm, since April 2001. The business address of Mr. Toor is 11100 Santa
               Monica Boulevard, 10th Floor, Los Angeles, California 90025. Mr.
               Toor does not beneficially own, and has not purchased or sold during the past two years, any securities of GTA.

--------------
(1) Includes 18,000 shares of Common Stock held by Steinberg Family Trust, of which Mr. Loeb is a Trustee, and 20,000 shares of Common Stock held by Mr.
Loeb's children, all of which Mr. Loeb may be deemed to beneficially own. Mr.
Loeb expressly disclaims beneficial ownership of all such shares of Common Stock except to the extent of his pecuniary interest therein.

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 15 of 21 Pages
----------------------                                    ----------------------

               Mr. Loeb and Mr. Toor have agreed, among other things, as
               follows: (a) the parties agree to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of GTA, (b) the parties agree to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by Mr. Loeb to the GTA Board and to approve the business proposal submitted by Mr. Loeb at the Annual Meeting
               (the "Solicitation"), and (c) Mr. Loeb shall bear all expenses incurred in connection with the parties' activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

               Other than as stated herein, there are no arrangements or
               understandings between Mr. Loeb and the other Nominee or any other person or persons pursuant to which the nominations
               described herein are to be made, other than the consents by the
               Nominees to being named in Mr. Loeb's proxy statement as nominees and to serve as directors of GTA if elected as such at the Annual
               Meeting, attached hereto as Exhibit A.

               Except as set forth in this Notice (including the Exhibit
               hereto), (i) during the past 10 years, no Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Nominee directly or indirectly beneficially owns any securities of GTA; (iii) no Nominee owns any securities of GTA which are owned of record but not
               beneficially; (iv) no Nominee has purchased or sold any
               securities of GTA during the past two years; (v) no part of the purchase price or market value of the securities of GTA owned by any Nominee is represented by funds borrowed or otherwise
               obtained for the purpose of acquiring or holding such securities;
               (vi) no Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of GTA, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii)
               no associate of any Nominee owns beneficially, directly or indirectly, any securities of GTA; (viii) no Nominee owns
               beneficially, directly or indirectly, any securities of any parent or subsidiary of GTA; (ix) no Nominee or any of his associates was a party to any transaction, or series of similar transactions, since the beginning of GTA's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which GTA or any of its subsidiaries was or is to be a party, in which the amount involved exceeds
               $60,000; and (x) no Nominee or any of his associates has any arrangement or understanding with any person with respect to any future employment by GTA or its affiliates, or with respect to any future transactions to which GTA or any of its affiliates will or may be a party.

               Mr. Loeb intends to appear in person or by proxy at the Annual
               Meeting to nominate the persons specified in this Notice for election to the GTA Board.

               Each of the Nominees has consented to be named as a nominee in this Notice, to be named as a nominee in any proxy statement

---------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 16 of 21 Pages
----------------------                                    ----------------------

               filed by Mr. Loeb in connection with the solicitation of proxies and to serve as a director of GTA, if so elected. Such consents are attached hereto as Exhibit A.

         (iv)  OTHER BUSINESS THAT MR. LOEB PROPOSES TO BRING BEFORE THE ANNUAL
               MEETING, A BRIEF DESCRIPTION OF THE BUSINESS DESIRED TO BE
               BROUGHT BEFORE THE ANNUAL MEETING, THE REASONS FOR CONDUCTING
               SUCH BUSINESS AT THE ANNUAL MEETING AND ANY MATERIAL INTEREST IN
               SUCH BUSINESS OF MR. LOEB.

               Mr. Loeb hereby submits a proposal for consideration at the
               Annual Meeting for the GTA Board to take all steps necessary to amend GTA's Articles of Amendment and Restatement and the Bylaws
               to declassify the GTA Board and to require that all directors stand for election annually.

                           THE TEXT OF THE PROPOSAL IS AS FOLLOWS:
               "For the Board of Directors of Golf Trust of America, Inc. to
               take all actions necessary to declassify the Board of Directors, including but not limited to approving all required amendments to the Articles of Amendment and Restatement and the Fifth Amended
               and Restated Bylaws to declassify the Board of Directors and submitting such proposed amendments to the Articles of Amendment and Restatement and the Fifth Amended and Restated Bylaws to a
               stockholder vote at the 2006 Annual Meeting to the extent
               required."

               Mr. Loeb believes that a classified board has served to entrench the GTA Board and has reduced the accountability of directors to stockholders because classified boards limit the ability of stockholders to evaluate and elect all directors on an annual basis. Mr. Loeb believes that such annual accountability would serve to keep directors closely focused on maximizing stockholder value. Mr. Loeb does not have a material interest in such
               business proposal.

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 17 of 21 Pages
----------------------                                    ----------------------

               Please address any  correspondence  to Jan Loeb,  telephone (410)
          654-3315,  facsimile (410) 654-3316 (with a copy to my counsel, Olshan
          Grundman  Frome  Rosenzweig & Wolosky LLP, Park Avenue Tower,  65 East
          55th Street,  New York,  New York 10022,  Attention:  Steven  Wolosky,
          Esq., telephone (212) 451-2333,  facsimile (212) 451-2222). The giving of this  Notice is not an  admission  that any  procedures  for notice concerning  the  nomination  of directors  of GTA are legal,  valid or binding, and Mr. Loeb reserves the right to challenge their validity.

                                          Very truly yours,

                                          /s/ Jan H. Loeb
                                          ------------------------------------
                                          JAN H. LOEB

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 18 of 21 Pages
----------------------                                    ----------------------

                                    EXHIBIT A

                                NOMINEE CONSENTS

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 19 of 21 Pages
----------------------                                    ----------------------

                                   JAN H. LOEB
                              10451 Mill Run Circle
                             Owings Mills, MD 21117

                                                                 August 23, 2006

Golf Trust of America, Inc.
10 North Adger's Wharf
Charleston, SC  29401
Attn: Corporate Secretary

Dear Sir:

         You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice that Jan H. Loeb is providing to Golf Trust of
America, Inc. ("GTA") with respect to his nomination of directors at the 2006 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in any proxy statement that Mr. Loeb files in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual
Meeting, and (iii) serving as a director of GTA if elected at the Annual
Meeting.

                                        Very truly yours,

                                        /s/ Jan H. Loeb

                                        Jan H. Loeb

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 20 of 21 Pages
----------------------                                    ----------------------

                                 NAUMAN S. TOOR
                    11100 Santa Monica Boulevard, 10th Floor
                          Los Angeles, California 90025

                                                                 August 23, 2006

Golf Trust of America, Inc.
10 North Adger's Wharf
Charleston, SC  29401
Attn: Corporate Secretary

Dear Sir:

         You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by Jan Loeb ("Mr. Loeb") of his intention to nominate the undersigned as a director of Golf Trust of America,
Inc. ("GTA") at the 2006 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting"), (ii) being named as a nominee in any proxy statement filed by Mr. Loeb in connection with the solicitation of proxies or written consents for election of the undersigned at the Annual Meeting, and (iii) serving as a director of GTA if elected at the
Annual Meeting.

                                        Very truly yours,

                                        /s/ Nauman S. Toor

                                        Nauman S. Toor

----------------------                                    ----------------------
CUSIP No. 38168B103                   13D                    Page 21 of 21 Pages
----------------------                                    ----------------------

                                    EXHIBIT B

        TRANSACTIONS IN THE COMMON STOCK OF GTA DURING THE PAST TWO YEARS

    Transaction            Quantity            Date             Price ($)
    -----------            --------            ----             ---------

                                    JAN LOEB
       Buy                   9,700            02/14/06           1.3500
       Buy                   2,700            04/24/06           1.2000

                                  JAN LOEB IRA
       Buy                   6,400            08/25/05           1.6000
       Buy                  10,000            08/30/05           1.5970
       Buy                   3,000            08/31/05           1.6000
       Buy                   5,000            09/01/05           1.5500
       Buy                  35,000            09/02/05           1.5500
       Buy                  25,000            09/08/05           1.4700
       Buy                  20,000            09/09/05           1.4500
       Buy                   5,000            09/14/05           1.4000
       Buy                   1,000            09/15/05           1.4000
       Buy                   2,500            10/28/05           1.5000
       Buy                  47,500            11/28/05           1.3170
       Buy                  55,300            02/15/06           1.2680
       Buy                  23,000            04/20/06           1.2000
       Buy                     700            04/21/06           1.2000
       Buy                   3,600            04/24/06           1.2000